# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bullish, CIK 0001872195
CUSIP: G16910120
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: UGLAND HOUSE, BOX 309, UGLAND HOUSE, BOX 309, GRAND CAYMAN, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 05/08/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002085250-25-000001
Filed by CIK 0002085250

## Reporting persons
- See Alexander: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 9,864,857; sole dispositive power 0; shared dispositive power 9,864,857; aggregate amount beneficially owned 9,864,857 (6.5% of the class)
- 916.INVESTMENTS PTE. LTD.: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 9,864,857; sole dispositive power 0; shared dispositive power 9,864,857; aggregate amount beneficially owned 9,864,857 (6.5% of the class)
- Nine One Six Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 9,864,857; sole dispositive power 0; shared dispositive power 9,864,857; aggregate amount beneficially owned 9,864,857 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Bullish
Address of issuer's principal executive offices: UGLAND HOUSE, BOX 309, UGLAND HOUSE, BOX 309, GRAND CAYMAN, CAYMAN ISLANDS, KY1-1104.

## Item 2. Person Filing
Name of person filing:
916.Investments Pte. Ltd.
Nine One Six Limited
Alexander See
Address of principal business office or, if none, residence:
916.Investments Pte. Ltd. - 104 Emerald Hill Road, Singapore 229380

Nine One Six Limited - P.O. Box 142, Suite 2, Block C, Hirzel Court, St Peter Port, GY1 3HT, Guernsey

Alexander See - 104 Emerald Hill Road, Singapore 229380
Citizenship:
916.Investments Pte. Ltd. - Singapore
Nine One Six Limited - Guernsey
Alexander See - Singapore

## Item 4. Ownership
Amount beneficially owned:
This schedule ("Schedule") is being filed by 916.Investments Pte. Ltd. ("916") as the direct owner of the shares reported in this Schedule (the "Shares"). Nine One Six Limited is the sole shareholder of 916.Investments Pte. Ltd. (the "Sole Shareholder") and is an indirect beneficial owner of the Shares.

Alexander See, as controlling person of the Sole Shareholder (collectively with the Sole Shareholder and 916, the "Reporting Persons"), may be deemed to share voting and dispositive power with respect to such shares.

916.Investments Pte. Ltd - 9,864,857
Nine One Six Limited - 9,864,857
Alexander See - 9,864,857
Percent of class:
916.Investments Pte. Ltd. - 6.5%
Nine One Six Limited - 6.5%
Alexander See - 6.5%
Sole power to vote or to direct the vote:
916.Investments Pte. Ltd. - 0
Nine One Six Limited - 0
Alexander See - 0
Shared power to vote or to direct the vote:
916.Investments Pte. Ltd - 9,864,857
Nine One Six Limited - 9,864,857
Alexander See - 9,864,857
Sole power to dispose or to direct the disposition:
916.Investments Pte. Ltd. - 0
Nine One Six Limited - 0
Alexander See - 0
Shared power to dispose or to direct the disposition:
916.Investments Pte. Ltd - 9,864,857
Nine One Six Limited - 9,864,857
Alexander See - 9,864,857

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- See Alexander: Alexander See, Individual (05/20/2026)
- 916.INVESTMENTS PTE. LTD.: Alexander See, Director (05/20/2026)
- Nine One Six Limited: Alexander See, Director (05/20/2026)